Exhibit 99.1

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

Room 603, 6th Floor, Dingxin Building
27 Guangqumen Nei Street, Dongcheng District
Beijing, People’s Republic of China, 100062

PROXY STATEMENT AND NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Puhui Wealth Investment Management Co., Ltd.,

Notice is hereby given that the extraordinary general meeting (the “Extraordinary General Meeting”) of the Shareholders of Puhui Wealth Investment Management Co., Ltd. (the “Company”) will be held on November 15, 2022 at 10:00 A.M. Beijing Time (9:00 P.M. Eastern Time on November 14, 2022) at the Company’s headquarters, located at Room 603, 6th Floor, Dingxin Building, 27 Guangqumen Nei Street, Dongcheng District, Beijing, People’s Republic of China, 100062. The Extraordinary General Meeting is called for the following purposes:

1.      to approve an ordinary resolution that, with immediate effect upon passing,

(a)     every six (6) issued and unissued existing ordinary shares of US$0.001 par value each be consolidated into one ordinary share of a par value of US$0.006 each (the “Consolidated Ordinary Shares”);

(b)    every six (6) issued and unissued preferred shares of US$0.001 par value each be consolidated into one preferred share of a par value of US$0.006 each (the “Consolidated Preferred Shares”);

such Consolidated Ordinary Shares shall rank pari passu in all respect with each other and such Consolidated Preferred Shares shall rank pari passu in all respect with each other, so that following the share consolidation, the authorized share capital of the Company shall become US$50,000 divided into (i) 8,166,666.667 Ordinary Shares of a par value of US$0.006 each and (ii) 166,666.667 Preferred Shares of a par value of US$0.006 each; and

(c)     all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number (together with the Consolidated Ordinary Shares and Consolidated Preferred Shares, the “Share Consolidation” and such proposal, the “Share Consolidation Proposal”);

2.      to approve a special resolution that the Company adopts the second amended and restated memorandum and articles of association of the Company in the form attached as Annex A to the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”) with immediate effect, which reflects, among other things, the revised authorized share capital under clause 8 of the existing amended and restated memorandum of association as follows:

“8     The share capital of the Company is US$50,000 divided into (i) 8,166,666.667 ordinary shares of US$0.006 par value each and (ii) 166,666.667 preferred shares of US$0.006 par value each, in accordance with Article 2.3 of the Articles of Association of the Company. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced);

(d)    with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(e)     subject to any limitations or restrictions

(f)     and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(g)    to alter any of those rights, privileges, conditions, limitations or restrictions.

Notwithstanding any provisions of the Memorandum and Articles but subject to the Law, the directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued preferred shares of our company one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine”; and

3.      to approve an ordinary resolution that the Chairman of the Extraordinary General Meeting be directed to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the board of the directors of the Company that there are no sufficient votes to approve the Share Consolidation Proposal and/or the Charter Amendment Proposal and more time is necessary or appropriate to approve one or more proposals at the Extraordinary General Meeting be adopted and approved in all respects (the “Adjournment” and such proposal, the “Adjournment Proposal”).

The close of business on October 24, 2022 (the “Record Date”) has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Extraordinary General Meeting. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about October 31, 2022.

Holders of the Company’s ordinary shares, par value US$0.001 per share, at the close of business on the Record Date are cordially invited to attend the Extraordinary General Meeting in person as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. You may obtain directions to the Extraordinary General Meeting by calling +86 (10) 53605158. YOUR VOTE IS VERY IMPORTANT.

The Proxy Statement and a form of proxy card are available online at the following internet address:
www.proxyvote.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,
Dated: October 31, 2022	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.
(THE “COMPANY”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held at the Company’s headquarters, located at Room 603, 6th Floor, Dingxin Building, 27 Guangqumen Nei Street, Dongcheng District, Beijing, People’s Republic of China, 100062, on November 15, 2022 at 10:00 A.M. Beijing Time (9:00 P.M. Eastern Time on November 14, 2022), at which the following resolutions will be proposed.

1       AS AN ORDINARY RESOLUTION THAT, with immediate effect upon passing,

(a)     every six (6) issued and unissued existing ordinary shares of US$0.001 par value each be consolidated into one ordinary share of a par value of US$0.006 each (the “Consolidated Ordinary Shares”);

(b)    every six (6) issued and unissued preferred shares of US$0.001 par value each be consolidated into one preferred share of a par value of US$0.006 each (the “Consolidated Preferred Shares”);

such Consolidated Ordinary Shares shall rank pari passu in all respect with each other and such Consolidated Preferred Shares shall rank pari passu in all respect with each other, so that following the share consolidation, the authorized share capital of the Company shall become US$50,000 divided into (i) 8,166,666.667 Ordinary Shares of a par value of US$0.006 each and (ii) 166,666.667 Preferred Shares of a par value of US$0.006 each; and

(c)     all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number (together with the Consolidated Ordinary Shares and Consolidated Preferred Shares, the “Share Consolidation” and such proposal, the “Share Consolidation Proposal”).

2       AS A SPECIAL RESOLUTION THAT the Company adopts the second amended and restated memorandum and articles of association of the Company in the form attached as Annex A to the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”) with immediate effect, which reflects, among other things, the revised authorized share capital under clause 8 of the existing amended and restated memorandum of association as follows:

“8     The share capital of the Company is US$50,000 divided into (i) 8,166,666.667 ordinary shares of US$0.006 par value each and (ii) 166,666.667 preferred shares of US$0.006 par value each, in accordance with Article 2.3 of the Articles of Association of the Company. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(d)    with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(e)     subject to any limitations or restrictions

(f)     and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(g)    to alter any of those rights, privileges, conditions, limitations or restrictions.

Notwithstanding any provisions of the Memorandum and Articles but subject to the Law, the directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued preferred shares of our company one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine.”

3       AS AN ORDINARY RESOLUTION THAT the Chairman of the Extraordinary General Meeting be directed to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the board of the directors of the Company that there are no sufficient votes to approve the Share Consolidation Proposal and/or the Charter Amendment Proposal and more time is necessary or appropriate to approve one or more proposals at the Extraordinary General Meeting be adopted and approved in all respects (the “Adjournment” and such proposal, the “Adjournment Proposal”).

If the adjournment proposal is presented at the Extraordinary General Meeting and is not approved by the shareholders of the Company, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Share Consolidation Proposal and the Charter Amendment Proposal. In such event, the Share Consolidation may not be completed.

By Order of the Board of Directors,
Dated: October 31, 2022	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint a proxy to attend and vote in his place. A proxy need not be a member of the Company.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Puhui Wealth Investment Management Co., Ltd. (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at the Company’s headquarters, located at Room 603, 6th Floor, Dingxin Building, 27 Guangqumen Nei Street, Dongcheng District, Beijing, People’s Republic of China, 100062 on November 15, 2022 at 10:00 A.M. Beijing Time (9:00 P.M. Eastern Time on November 14, 2022) for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Extraordinary General Meeting. If you do attend the Extraordinary General Meeting, you may vote by ballot at the Extraordinary General Meeting and your proxy will be deemed to be revoked.

VOTING SECURITIES

Holders of the Company’s ordinary shares, par value US$0.001 per share (the “Shares”), whose names are on the register of members of the Company at the close of business on October 24, 2022 (the “Record Date”) are cordially invited to attend the Extraordinary General Meeting in person as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. You may obtain directions to the Extraordinary General Meeting by calling +86 (10) 53605158.

As of the Record Date, the Company had 13,507,440 issued and outstanding Shares entitled to vote. For purposes of voting at the Extraordinary General Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Extraordinary General Meeting. A quorum consists of the presence in person or by proxy of holders entitled to exercise at least one-third of the voting rights of the Shares. The affirmative vote of a majority of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote on the share consolidation proposal (the “Share Consolidation Proposal”) is required for the Share Consolidation Proposal. Likewise, the affirmative vote of a majority of not less than two-thirds of the votes cast in person or by Proxy at the Extraordinary General Meeting and entitled to vote on the charter amendment proposal (the “Charter Amendment Proposal”) is required for the Charter Amendment Proposal to reflect the share consolidation (the “Share Consolidation”).

If the enclosed proxy is properly executed and returned, the Shares represented thereby will be voted in accordance with the directions therein and otherwise in accordance with the judgment of the persons designated as proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Any proxy card on which no instruction is specified will be voted for the Share Consolidation set forth under the caption “SHARE CONSOLIDATION PROPOSAL” and for the Charter Amendment as set forth under the caption “THE CHARTER AMENDMENT PROPOSAL”.

VOTING

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the Extraordinary General Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by 12:59 p.m. Beijing Time on November 14, 2022 to ensure that it is counted.

Proposal I

SHARE CONSOLIDATION PROPOSAL

On October 30, 2022, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the proposed Share Consolidation, where:

(a)     every six (6) issued and unissued existing ordinary shares of US$0.001 par value each be consolidated into one ordinary share of a par value of US$0.006 each (the “Consolidated Ordinary Shares”);

(b)    every six (6) issued and unissued preferred shares of US$0.001 par value each be consolidated into one preferred share of a par value of US$0.006 each (the “Consolidated Preferred Shares”);

such Consolidated Ordinary Shares shall rank pari passu in all respect with each other and such Consolidated Preferred Shares shall rank pari passu in all respect with each other, so that following the Share Consolidation, the authorized share capital of the Company shall become US$50,000 divided into (i) 8,166,666.667 Ordinary Shares of a par value of US$0.006 each and (ii) 166,666.667 Preferred Shares of a par value of US$0.006 each; and

(c)     all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE SHARE CONSOLIDATION PROPOSAL.

Required Vote

The affirmative vote of the holders of a simple majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Consolidation Proposal, provided we have quorum for the Extraordinary General Meeting.

Proposal II

THE CHARTER AMENDMENT PROPOSAL

On October 30, 2022, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the adoption of the second amended and restated memorandum and articles of association of the Company in the form attached as Annex A to the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect, which reflects, among other things, the revised authorized share capital under clause 8 of the existing amended and restated memorandum of association as follows:

“8     The share capital of the Company is US$50,000 divided into (i) 8,166,666.667 ordinary shares of US$0.006 par value each and (ii) 166,666.667 preferred shares of US$0.006 par value each, in accordance with Article 2.3 of the Articles of Association of the Company. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(d)    with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(e)     subject to any limitations or restrictions

(f)     and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(g)    to alter any of those rights, privileges, conditions, limitations or restrictions.

Notwithstanding any provisions of the Memorandum and Articles but subject to the Law, the directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued preferred shares of our company one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine.”

The second amended and restated memorandum and articles of association of the Company will substantially be in the form of Annex A attached to this Proxy Statement.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE CHARTER AMENDMENT PROPOSAL.

Required Vote

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Charter Amendment Proposal, provided we have quorum for the Extraordinary General Meeting.

Proposal III

ADJOURNMENT PROPOSAL

On October 30, 2022, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the Chairman of the Extraordinary General Meeting be directed to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the board of the directors of the Company that there are no sufficient votes to approve the Share Consolidation Proposal and/or the Charter Amendment Proposal and more time is necessary or appropriate to approve one or more proposals at the Extraordinary General Meeting be adopted and approved in all respects.

If the adjournment proposal is presented at the Extraordinary General Meeting and is not approved by the shareholders of the Company, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Share Consolidation Proposal and Charter Amendment Proposal. In such event, the Share Consolidation may not be completed.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ADJOURNMENT PROPOSAL.

Required Vote

The affirmative vote of the holders of a simple majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Adjournment Proposal, provided we have quorum for the Extraordinary General Meeting.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph.

COMMUNICATIONS WITH THE BOARD

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board; Puhui Wealth Investment Management Co., Ltd.; Room 603, 6th Floor, Dingxin Building, 27 Guangqumen Nei Street, Dongcheng District, Beijing, People’s Republic of China, 100062. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,
October 31, 2022	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

November 15, 2022

NOTICE OF INTERNET AVAILABLITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

www.proxyvote.com

Please sign, date and mail your proxy card in the envelope provided promptly.

Annex A

THE CAYMAN ISLANDS

THE COMPANIES ACT (AS REVISED)

SECOND AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Puhui Wealth Investment Management Co., Ltd.

(adopted by special resolutions dated [    ] 2022)

Annex A-1

COMPANIES ACT (REVISED)
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

Puhui Wealth Investment Management Co., Ltd.
(adopted by special resolution dated [    ] 2022)

1       The name of the Company is Puhui Wealth Investment Management Co., Ltd.

2       The Company’s registered office will be situated at the offices of Harneys Fiduciary (Cayman) Limited located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3       The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4       The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5       Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)     the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)     insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)     the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6       The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7       The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8       The share capital of the Company is US$50,000 divided into (i) 8,166,666.667 ordinary shares of US$0.006 par value each and (ii) 166,666.667 preferred shares of US$0.006 par value each, in accordance with Article 2.3 of the Articles of Association of the Company. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)     to increase or reduce its capital; and

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(d)     with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(e)     subject to any limitations or restrictions

Annex A-2

(f)     and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(g)     to alter any of those rights, privileges, conditions, limitations or restrictions.

Notwithstanding any provisions of the Memorandum and Articles but subject to the Law, the directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued preferred shares of our company one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine.

9       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Annex A-3

COMPANIES ACT (REVISED)
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

Puhui Wealth Investment Management Co., Ltd.
(adopted by special resolution dated [ ] 2022)

1       Definitions, interpretation and exclusion of Table A

Definitions

1.1    In these Articles, the following definitions apply:

Articles means, as appropriate:

(a)     these Articles of Association as amended from time to time: or

(b)     two or more particular Articles of these Articles; and Article refers to a particular Article of these Articles.

Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday;

Clear Days, in relation a period of notice, means that period excluding:

(a)     the day when the notice is given or deemed to be given; and

(b)     the day for which it is given or on which it is to take effect;

Commission means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

Company means the above-named company;

Default Rate means 10% (ten per cent) per annum;

Designated Stock Exchanges means The Nasdaq Stock Market in the United States for so long as the Company’s Shares are there listed and any other stock exchange on which the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Electronic has the meaning given to that term in the Electronic Transactions Law (Revised);

Electronic Record has the meaning given to that term in the Electronic Transactions Law (Revised);

Electronic Signature has the meaning given to that term in the Electronic Transactions Law (Revised);

Fully Paid and Paid Up:

(a)     in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(b)     in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

Islands means the British Overseas Territory of the Cayman Islands;

Annex A-4

Law means the Companies Act (Revised) of the Cayman Islands;

Member means any person or persons entered on the register of members from time to time as the holder of a Share;

Memorandum means the Memorandum of Association of the Company as amended from time to time;

Officer means a person appointed to hold an office in the Company; and the expression includes a director or liquidator, but does not include the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a unanimous written resolution;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Share means a share in the share capital of the Company; and the expression:

(a)     includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)     where the context permits, also includes a fraction of a share;

Special Resolution has the meaning given to that term in the Law; and the expression includes a unanimous written resolution;

Treasury Shares means Shares of the Company held in treasury pursuant to the Law and Article 2.13.

U.S. Securities Act means the Securities Act of 1933 of the United States, as amended, or any similar federal statue and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

United States means the United States of America, its territories, its possessions and all areas subject to tits jurisdiction;

Interpretation

1.2    In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)     A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i)     any statutory modification, amendment or re-enactment; and

(ii)    any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Law of the Cayman Islands is taken to be a reference to the revision of that Law in force from time to time as amended from time to time.

(b)     Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)     If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)     A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)     A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

Annex A-5

(f)     Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)     All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)     The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)      The words including, include and in particular or any similar expression are to be construed without limitation.

Exclusion of Table A articles

1.3    The regulations contained in Table A in the First Schedule of the Law and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2       Shares

Power to issue Shares and options, with or without special rights

2.1    Subject to the provisions of the Law and the Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Law.

2.2    Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)     either at a premium or at par;

(b)     with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

2.3    Subject to Article 2.8, the directors may authorise the division of Shares into any number of classes and the different classes shall be authorised, established and designated (or re-designated, as the case may be) and the difference in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the directors or by a Special Resolution.

Power to issue fractions of a Share

2.4    Subject to the Law, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.5    The Company may pay a commission to any person in consideration of that person:

(a)     subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)    procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

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2.6    The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.7    Except as required by law:

(a)     no person shall be recognised by the Company as holding any Share on any trust; and

(b)     no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.8    If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)     the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)    the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.9    For the purpose of paragraph 2.8(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)     the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)     any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

2.10  Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.11  With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)     It shall be treated as if it were a share premium.

(b)     Unless the Member agrees otherwise:

(i)     if the Member holds Shares in a single class of Shares — it shall be credited to the share premium account for that class of Shares;

(ii)    if the Member holds Shares of more than one class — it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)     It shall be subject to the provisions of the Law and these Articles applicable to share premiums.

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No bearer Shares or warrants

2.12  The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.13  Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Law shall be held as Treasury Shares and not treated as cancelled if:

(a)     the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)    the relevant provisions of the Memorandum and Articles and the Law are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.14  No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.15  The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)     the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)     a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Law.

2.16  Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.17  Treasury Shares may be disposed of by the Company in accordance with the Law and otherwise on such terms and conditions as the directors determine.

3       Share certificates Issue of share certificates

3.1    The directors may determine that Shares may be represented by book-entry only without the need for a certificate. Subject to such determination, upon being entered in the register of members as the holder of a Share, a Member shall be entitled:

(a)     without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)    upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member’s Shares.

3.2    Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3    Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act.

3.4    The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

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Renewal of lost or damaged share certificates

3.5    If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)     evidence;

(b)    indemnity;

(c)     payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)    payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4       Lien on Shares Nature and scope of lien

4.1    The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a Member; and

(b)    whether or not those moneys are presently payable.

4.2    At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3    The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)     the sum in respect of which the lien exists is presently payable;

(b)    the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)     that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4    The Shares may be sold in such manner as the directors determine.

4.5    To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6    To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7    On sale pursuant to the preceding Articles:

(a)     the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)    that person shall deliver to the Company for cancellation the certificate for those Shares.

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Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8    The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)     if no certificate for the Shares was issued, at the date of the sale; or

(b)    if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation.

but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

5       Calls on Shares and forfeiture Power to make calls and effect of calls

5.1    Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2    Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3    A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4    A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5    Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6    If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)     at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)    if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

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Deemed calls

5.7    Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8    The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9    Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10  If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)     the amount unpaid;

(b)    any interest which may have accrued;

(c)     any expenses which have been incurred by the Company due to that person’s default.

5.11  The notice shall state the following:

(a)     the place where payment is to be made; and

(b)    a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12  If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13  A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14  On forfeiture or surrender:

(a)     the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)    that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

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5.15  Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)     all expenses; and

(b)    interest from the date of forfeiture or surrender until payment:

(i)     at the rate of which interest was payable on those moneys before forfeiture; or

(ii)    if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16  A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)     that the person making the declaration is a director or Secretary of the Company, and

(b)    that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17  Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6       Transfer of Shares Form of transfer

6.1    Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)     where the Shares are Fully Paid, by or on behalf of that Member; and

(b)    where the Shares are partly paid, by or on behalf of that Member and the transferee.

Power to refuse registration

6.2    The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register

6.3    If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration

6.4    The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

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Fee, if any, payable for registration

6.5    If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer

6.6    The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

7       Transmission of Shares Persons entitled on death of a Member

7.1    If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)     where the deceased Member was a joint holder, the survivor or survivors; and

(b)    where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2    Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3    A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)     to become the holder of the Share; or

(b)    to transfer the Share to another person.

7.4    That person must produce such evidence of his entitlement as the directors may properly require.

7.5    If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6    If the person elects to transfer the Share to another person then:

(a)     if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)    if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7    All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8    A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9    A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

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8       Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1    To the fullest extent permitted by the Law, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)     increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)    consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)     convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)    sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)     cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2    Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)     sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company); and

(b)    distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.3    Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9       Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1    Subject to the Law, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)     issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)    with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

Annex A-14

(c)     purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Law, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2    When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3    Upon the date of redemption or purchase of a Share:

(a)     the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)     the price for the Share; and

(ii)    any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)    the Member’s name shall be removed from the register of members with respect to the Share; and

(c)     the Share shall be cancelled or held as a Treasury Share, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10     Meetings of Members Power to call meetings

10.1  The directors may call a general meeting at any time.

10.2  If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3  The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.4  The requisition must be in writing and given by one or more Members who together hold at least 40% of the rights to vote at such general meeting.

10.5  The requisition must also:

(a)     specify the specific purpose of the meeting, including the specific resolutions to be considered at such meeting.

(b)    be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)     be delivered in accordance with the notice provisions, provided that commencing upon completion of an offering of Shares pursuant to which the Shares shall be listed on a Designated Stock Exchange, such notice must be provided to the Company at least 120 days prior to the anniversary date of the previous year’s annual general meeting.

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10.6  Should the directors fail to call a general meeting within 120 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7  Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8  If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.9  Notice of a general meeting shall specify each of the following:

(a)     the place, the date and the hour of the meeting;

(b)    if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)     subject to paragraph 10.9(d), the general nature of the business to be transacted; and

(d)    if a resolution is proposed as a Special Resolution, the text of that resolution.

10.10In each notice there shall appear with reasonable prominence the following statements:

(a)     that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)    that a proxyholder need not be a Member.

Period of notice

10.11At least 10 Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.12Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)     the Members;

(b)    persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)     the directors.

Publication of notice on a website

10.13Subject to the Law, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)     the publication of the notice on the website;

(b)    the place on the website where the notice may be accessed;

(c)     how it may be accessed; and

(d)    the place, date and time of the general meeting.

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10.14If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

10.15A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

10.16Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

10.17Proceedings at a meeting shall not be invalidated by the following:

(a)     an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)    non-receipt of notice of the meeting by any person entitled to notice.

10.18In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)     in a different place on the website; or

(b)    for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11     Proceedings at meetings of Members Quorum

11.1  Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)     if the Company has only one Member: that Member;

(b)    if the Company has more than one Member: one or more Members who together hold at least one-third of the rights to vote at such general meeting.

Lack of quorum

11.2  If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)     If the meeting was requisitioned by Members, it shall be cancelled.

(b)    In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Use of technology

11.3  A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

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Chairman

11.4  The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

11.5  If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

11.6  Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment

11.7  The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.8  Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.9  A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded:

(a)     by the chairman; or

(b)    by any Member or Members present who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution.

Outcome of vote by show of hands

11.10Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

11.11The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll

11.12A poll demanded on the question of adjournment shall be taken immediately.

11.13A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

Annex A-18

11.14The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.15A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.16If the votes on a resolution, whether on a show of hands or on a poll, are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

11.17An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)     not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)    the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.18A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)     the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)    the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.19If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

11.20Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)     all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)    all Members entitled so to vote :

(i)     sign a document; or

(ii)    sign several documents in the like form each signed by one or more of those Members; and

(c)     the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

11.21If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Annex A-19

11.22The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

11.23If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12     Voting rights of Members Right to vote

12.1  Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

12.2  Members may vote in person or by proxy.

12.3  On a show of hands, every Member shall have one vote. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4  On a poll a Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

12.5  A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

12.6  No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.7  If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.8  Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9  A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10The authorisation may be for any period of time, and must be delivered to the Company not less than 48 hours before the commencement of the meeting at which it is first used.

12.11The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Annex A-20

Member with mental disorder

12.14A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.16An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.17An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.18The instrument must be in writing and signed in one of the following ways:

(a)     by the Member; or

(b)    by the Member’s authorised attorney; or

(c)     if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.19The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)     In the case of an instrument in writing, it must be left at or sent by post:

(i)     to the registered office of the Company; or

(ii)    to such other place within the Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

Annex A-21

(b)    If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)     in the notice convening the meeting; or

(ii)    in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)   in any invitation to appoint a proxy issued by the Company in relation to the meeting.

12.22Where a poll is taken:

(a)     if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 48 hours before the time appointed for the taking of the poll;

(b)    but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

12.23If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

12.24A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

13     Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.

14     Appointment, disqualification and removal of directors First directors

14.1  The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

14.2  There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

14.3  Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

14.4  Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.5  A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Annex A-22

14.6  A remaining director may appoint a director even though there is not a quorum of directors.

14.7  No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.8  A director may be removed by Ordinary Resolution.

Resignation of directors

14.9  A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.10Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

14.11A director’s office shall be terminated forthwith if:

(a)     he is prohibited by the law of the Islands from acting as a director; or

(b)    he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)     in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)    he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)     without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15     Powers of directors Powers of directors

15.1  Subject to the provisions of the Law, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

15.2  No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Law, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

15.3  The directors may appoint a director:

(a)     as chairman of the board of directors;

(b)    as managing director;

(c)     to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

15.4  The appointee must consent in writing to holding that office.

15.5  Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

Annex A-23

15.6  If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

15.7  Subject to the provisions of the Law, the directors may also appoint any person, who need not be a director:

(a)     as Secretary; and

(b)    to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

15.8  The Secretary or Officer must consent in writing to holding that office.

15.9  A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration

15.10Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

15.11A director’s remuneration shall be fixed by the Company by Ordinary Resolution. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

15.12Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

15.13Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

15.14The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)     the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)    such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)     such disclosure is in accordance with any contract entered into by the Company; or

(d)    the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

16     Delegation of Powers

Power to delegate any of the directors’ powers to a committee

16.1  The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non- directors so long as the majority of those persons are directors.

16.2  The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

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16.3  The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

16.4  Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

16.5  The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)     by causing the Company to enter into a power of attorney or agreement; or

(b)    in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

16.6  The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)     for any purpose;

(b)    with the powers, authorities and discretions;

(c)     for the period; and

(d)    subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

16.7  Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

16.8  Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

16.9  A proxy is an agent of the director appointing him and is not an officer of the Company.

17     Meetings of directors Regulation of directors’ meetings

17.1  Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

17.2  Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

17.3  Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral.

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Period of notice

17.4  At least one Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

Use of technology

17.5  A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

17.6  A director participating in this way is deemed to be present in person at the meeting.

Quorum

17.7  The quorum for the transaction of business at a meeting of directors shall be a majority of the directors unless the directors fix some other number or unless the Company has only one director.

Voting

17.8  A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

17.9  Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

17.10A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)     his dissent is entered in the minutes of the meeting; or

(b)    he has filed with the meeting before it is concluded signed dissent from that action; or

(c)     he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

17.11The directors may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)     all directors are given notice of the resolution;

(b)    the resolution is set out in a document or documents indicating that it is a unanimous resolution; and

(c)     all directors:

(i)     sign a document; or

(ii)    sign several documents in the like form each signed by one or more of those directors; and

(d)    the signed document or documents is or are delivered to the Company, including, if the Company so nominates by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Annex A-26

Despite the foregoing, a resolution in writing signed by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his proxy.

17.12Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

17.13Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

18     Permissible directors’ interests and disclosure Permissible interests subject to disclosure

18.1  Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

18.2  If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)     be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)    be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate

18.3  Such disclosure may be made at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

18.4  If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

18.5  For the purposes of the preceding Articles:

(a)     a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation; and

(b)    an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

18.6  A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Annex A-27

Voting where a director is interested in a matter

18.7  A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

18.8  Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

19     Minutes

19.1  The Company shall cause minutes to be made in books kept for the purpose in accordance with the Law.

20     Accounts and audit Accounting and other records

20.1  The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law.

No automatic right of inspection

20.2  Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

20.3  The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)     they are sent to that person in accordance with the notice provisions: or

(b)    they are published on a website providing that person is given separate notice of:

(i)     the fact that publication of the documents has been published on the website;

(ii)    the address of the website; and

(iii)   the place on the website where the documents may be accessed; and

(iv)   how they may be accessed.

20.4  If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

20.5  Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)     the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)    the person is given at least five Clear Days’ notice of the hearing.

Annex A-28

Validity despite accidental error in publication on website

20.6  If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)     those documents are, by accident, published in a different place on the website to the place notified; or

(b)    they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

20.7  Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Law so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

21     Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)     shall end on 30th June in the year of its incorporation and each following year; and

(b)    shall begin when it was incorporated and on 1st July each following year.

22     Record dates

22.1  For the purpose of determining the Members entitled to notice of or to vote at any general or special meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of anydividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the directors may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

22.2  If the directors does not fix a record date for any general or special meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the directors is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the directors adopt the resolution relating thereto.

22.3  A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the directors may fix a new record date for the adjourned meeting.

23     Dividends

Declaration of dividends by Members

23.1  Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Annex A-29

Payment of interim dividends and declaration of final dividends by directors

23.2  The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.3  Subject to the provisions of the Law, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)     Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)    Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.4  In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)     If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non- preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)    The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)     If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non- preferred rights.

Apportionment of dividends

23.5  Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.6  The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.7  If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)     issue fractional Shares;

(b)    fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)     vest some assets in trustees.

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How payments may be made

23.8  A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)     if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)    by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.9  For the purpose of paragraph 23.8(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph 23.8(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.10If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)     to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)    to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.11Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

23.12Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.13If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.14A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

24     Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

24.1  The directors may resolve to capitalise:

(a)     any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)    any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

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The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(c)     by paying up the amounts unpaid on that Member’s Shares;

(d)    by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

24.2  The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.3  Subject to the Law, if a fraction of a Share, a debenture or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25     Share premium account

Directors to maintain share premium account

25.1  The directors shall establish a share premium account in accordance with the Law. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Law.

Debits to share premium account

25.2  The following amounts shall be debited to any share premium account:

(a)     on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)    any other amount paid out of a share premium account as permitted by the Law.

25.3  Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Law, out of capital.

26     Seal Company seal

26.1  The Company may have a seal if the directors so determine.

Duplicate seal

26.2  Subject to the provisions of the Law, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

26.3  A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)     by a director and the Secretary; or

(b)    by a single director.

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If no seal is adopted or used

26.4  If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)     by a director and the Secretary; or

(b)    by a single director; or

(c)     in any other manner permitted by the Law.

Power to allow non-manual signatures and facsimile printing of seal

26.5  The directors may determine that either or both of the following applies:

(a)     that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)    that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6  If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27     Indemnity Indemnity

27.1  To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director, Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s, Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)     without limitation to paragraph 27.1(a), all costs, expenses, losses or liabilities incurred by the existing or former director, Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former director, Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

27.2  To the extent permitted by law, the Company shall make a payment, by way of advancement, for any legal costs incurred by an existing or former director, Secretary or Officer of the Company in respect of any matter identified in paragraph 27.127.1(a) or paragraph 27.1(b) on condition that the director, Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the director, Secretary or that Officer for those legal costs.

Release

27.3  To the extent permitted by law, the Company may by Special Resolution release any existing or former director, Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

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Insurance

27.4  To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)     an existing or former director, Secretary or Officer or auditor of:

(i)     the Company;

(ii)    a company which is or was a subsidiary of the Company;

(iii)   a company in which the Company has or had an interest (whether direct or indirect); and

(b)    a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph 27.4(a) is or was interested.

28     Notices Form of notices

28.1  Save where these Articles provide otherwise, and subject to the Designated Stock Exchanges Rules, any notice to be given to or by any person pursuant to these Articles shall be:

(a)     in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)    subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)     where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2  Without limitation to Articles 16.8 to 16.9 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)     the directors so resolve;

(b)    the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)     the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

28.3  A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

28.4  A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

28.5  Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

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Joint holders

28.6  Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

28.7  A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.8  An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

28.9  A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.10A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

28.11A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.12Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.13A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the Member’s registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	7 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

28.14None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

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29     Authentication of Electronic Records Application of Articles

29.1  Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2  An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)     the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)    the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)     Article 29.7 does not apply.

29.3  For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 29.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4  An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)     the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)    the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)     Article 29.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

29.5  For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 29.7 applies.

Manner of signing

29.6  For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

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Saving provision

29.7  A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)     believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)    believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)     otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30     Transfer by way of continuation

30.1  The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)     the Islands; or

(b)    such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2  To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)     an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)    all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

31     Winding Up Distribution of assets in specie

31.1  If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Law, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)    to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

31.2  No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

31.3  The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

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32     Amendment of Memorandum and Articles Power to change name or amend Memorandum

32.1  Subject to the Law, the Company may, by Special Resolution:

(a)     change its name; or

(b)    change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2  Subject to the Law and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

33     Exclusive Forum

The courts located in the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or Officer of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the Law, the Memorandum or these Articles, and (iv) any action asserting a claim against the Company in respect of shareholders’ rights as shareholders or distributions of dividends.

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